Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following Q&As were posted to AMR Corporation’s intranet site on March 1, 2013.

1.	Can I use American’s NRTP to flight list and check in for US Airways flights for travel beginning on March 1?

US Airways flights appear in NRTP today, and the user must select “All” from the “Airline” drop down menu on the “Find a Flight” screen to view flights operated by US and other airlines. US Airways will continue to appear just like all other airlines in NRTP until a later date, likely after the merger closes, when we are able to add more information on US Airways flights.

In addition to purchasing their electronic ZED or other reduced rate tickets, employees will be able to view flight schedules and availability indicators for all airlines, or a specific airline, in a given market using the myIDTravel tool. For more information on the tool, visit the myIDTravel document.

2.	What is the travel priority for US Airways’ people traveling on American?

The new priority code for personal travel by our US Airways colleagues is US. This priority will fall ahead of all Other Airline employees on personal travel, and after American, American Eagle and Executive Airlines employees and TWA retirees.

3.	My registered companion is a US Airways employee and that person is also my registered companion on American. Will that arrangement end? If so, when?

There are no changes to American’s travel program at this time, and US Airways continues to run its own travel program. This will continue at least until the transaction closes, and likely will continue for some time after closing. So, both programs remain “as is” for now, and it is too soon to say when things will change.

4.	Will US Airways’ current presence in Europe change American’s strategy in this competitive market?

As a combined company, we will review our opportunities for the markets we serve and make decisions accordingly.

5.	How soon will the new American (American plus US Airways) be able to turn the Asia Pacific market into strength?

As a combined company, we’ll be well positioned to take advantage of opportunities to compete and grow our Asia presence with our strong partners in the oneworld alliance.

6.	Will one airline have more influence than the other in determining which employees are offered positions in the combined company?

In terms of structure and employee positions, no decisions have been made at this time. Tom and Doug will oversee this integration process and have already appointed Bev Goulet and Scott Kirby as integration team leads. The team will assess every aspect of the combined company, including appropriate staffing levels that will enable us to create a great organization going forward. We expect to build a team that is the “best of both” organizations, and we’re committed to doing our best to help team members move through the combination in a positive manner.

7.	What is the status of the Jetstream project with the merger?

American has several transformational technology projects underway, including Horizon, Ventana and Jetstream to mention a few. For Jetstream, we continue to believe that in order to deliver against the new American’s customer and employee goals, Jetstream is an essential component for the long term. And from our negotiations with Sabre during 4Q12 and 1Q13, we believe that the Sabre Sonic solution is a nice complement to our current Merchandizing efforts and Revenue Management initiatives that are coming to life via our partnership with ITA and its solution, which is also part of the Jetstream program. Of course, with the announced merger, we’ll be working closely with our colleagues at US Airways to plan and determine what will be best for the new combined airline. We must realize that our first and foremost goal of the combined airline is to create an integrated Customer Experience served from a single PSS operating system. That, no doubt, will play a big role in determining how the next steps in our modernization process unfold. Stay tuned for more details as we update our plans and timelines with our next steps on the merger planning and the modernization planning for Jetstream.

8.	What will happen with the AMR Corporation stock and US Airways stock?

A new common stock will be issued for the combined company that will replace the current stock of US Airways and AMR when the merger, which is subject to certain approvals and closing conditions, is completed. Under the terms of the merger agreement, US Airways shareholders will receive one share of common stock of the combined company for each share of their US Airways common stock. As a result, US Airways shareholders will own 28 percent of the combined company. The remaining 72 percent ownership will be issuable to stakeholders of AMR and its subsidiaries that filed for reorganization under Chapter 11. It is too early in the process to know how distributions will be made among the stakeholders of AMR. Existing shares of US Airways and of AMR will be cancelled.

9.	Will American Airlines still be a subsidiary of AMR after the merger approvals are granted? Will American Eagle remain under AMR until it is sold or does it follow American Airlines?

AMR Corporation, American’s current parent, will be the parent holding company for the combined American and US Airways. We expect that immediately after the merger, AMR Corporation will change its name to American Airlines Group, Inc.

American Eagle is expected to continue operating as separate entity providing regional service to the new American. Before revisiting the topic of selling or divesting Eagle, the new American must develop a unified view of its regional strategy.

10.	What role does the European Union play in approving the merger?

The EU is among the regulatory authorities that will be asked to review the proposed merger.

11.	How was it determined who would be running the new American?

Like most mergers, this one was the result of negotiations between the two companies, and it required the approval of both companies’ Boards of Directors. In addition to negotiating the ownership split between stakeholders of AMR and US Airways, the Boards also needed to agree on the overall governance of the combined company, including how many board seats it will have, what the composition of the Board will be, who will chair the Board, and who will become CEO. The companies and Boards agreed that Doug Parker will become the CEO of the combined company, and Tom Horton will continue as Chairman through the first shareholders meeting of the new company. The other leadership positions will be determined by an integration planning team led by Tom and Doug and consisting of top executives from both companies, with the goal of building a team that is the “best of both” organizations. As Tom discussed during the press conference, he feels it is important for him to remain involved as Chairman for the early phases of the integration, but he also feels strongly that the combined company should have one clear leader.

12.	What is the anticipated fleet plan for mainline flying in the coming year?

American plans on introducing 59 new aircraft into the fleet this year, taking delivery of approximately five a month.

13.	Which company is the buyer in this deal – AMR or US Airways?

The transaction is structured as a merger, not as the purchase by one company of the other. AMR and US Airways have an agreement to combine both companies. AMR Corporation, American’s current parent, will be the parent holding company for the combined American and US Airways. We expect that immediately after the merger, AMR Corporation will change its name to American Airlines Group Inc.

AMR and US Airways stakeholders will receive shares of the combined company’s new common stock, with 72 percent of the shares going to stakeholders of AMR and its subsidiaries that filed for reorganization under Chapter 11 and 28 percent going to US Airways shareholders.

14.	What will happen to AMR?

AMR Corporation, American’s current parent, will be the parent holding company for the combined American and US Airways. We expect that immediately after the merger, AMR Corporation will change its name to American Airlines Group Inc.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.